April 30, 2007

Room 4561

Mr. Peter F. Sinisgalli
Chief Executive Officer,
 President and Director
Manhattan Associates Inc.
2300 Windy Ridge Parkway, Suite 700
Atlanta, GA 30339

> **Re: Manhattan Associates Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 13, 2007**
> **Form 8-K Filed February 7, 2007**
> **File No. 000-23999**

Dear Mr. Sinisgalli:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 48

1.	Please provide us with the following with respect to your arrangements that are accounted for using contract accounting:

- Identify the elements that are provided in connection with these arrangements and explain how you account for each element;
- Tell us how you estimate revenue for purposes of applying contract accounting and explain why your disclosures in this section and your MD&A do not provide such information; and
- Indicate whether you allocate revenue relating to these arrangements to individual revenue line items within your statements of operations and, if so, explain how.

	As part of your response, refer to the relevant accounting guidance as necessary.

2.	We note that your revenue recognition policy refers to hosting arrangements. Describe these arrangements and the related accounting to us and explain why your policy does not specifically address them. Refer to EITF 00-3.

3.	Please describe your software enhancement subscription offerings and indicate whether these offerings include multiple elements. Explain why these arrangements are accounted for as subscriptions and indicate in which line items this revenue is classified.

8. Reporting Segments, page 6

4.	Tell us how you considered the disclosure requirements of paragraph 37 of SFAS 131. In this regard, we note that you discuss two separate product groupings in MD&A (warehouse and non-warehouse) and services revenue contains professional and support services.

Mr. Peter F. Sinisgalli
Manhattan Associates, Inc.
April 30, 2007
Page 3

Form 8-K Filed February 7, 2007

Exhibit 99.1

5.   We believe the columnar format of the "Non-GAAP Condensed Consolidated
        Statements of Operations" appearing in your earnings release furnished in Form
        8-K may create the unwarranted impression to investors that this non-GAAP
        statement of operations has been prepared under a comprehensive set of
        accounting rules or principles while also conveying undue prominence to a
        statement based on non-GAAP measures. In addition, Section II.A.2 of SEC
        Release 33-8176 defines non-GAAP measures and does not contemplate
        including non-GAAP financial statements as a "measure." Please remove that
        presentation, or explain to us in reasonable detail why its retention is justified in
        light of these concerns. As a substitute for this presentation format, you may
        consider presenting only individual non-GAAP measures (i.e., line items,
        subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and
        the Division of Corporation Finance's Frequently Asked Questions Regarding
        Use of Non-GAAP Financial Measures, Question 8.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact David Edgar, Staff Accountant, at (202) 551-3459, or me at (202) 551-3451 if you have any questions regarding these comments.

                                    Sincerely,

                                    Mark Kronforst
                                    Assistant Chief Accountant